# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Whitehawk Therapeutics, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2 HEADQUARTERS PLAZA, EAST BUILDING, 11TH FLOOR, MORRISTOWN, New Jersey (NJ), 07960
Date of event which requires filing of this statement: 05/14/2026
Amends the filing with accession number 0000935836-25-000082
Filed by CIK 0001582844
Persons authorized to receive notices and communications: Scott R. Smith, 255 SHORELINE DRIVE, SUITE 515, REDWOOD CITY, California (CA), 94065, 650-486-0581

## Reporting persons
- ACUTA CAPITAL PARTNERS, LLC (CIK 0001582844): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,685,912; sole dispositive power 0; shared dispositive power 4,685,912; aggregate amount beneficially owned 4,685,912 (8.7% of the class)
  Comment: Percentage calculated based on 53,783,329 shares of Common Stock outstanding following the closing of the private placement of the Issuer's Common Stock on May 14, 2026.
- ANUPAM DALAL: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 157,863; shared voting power 4,685,912; sole dispositive power 157,863; shared dispositive power 4,685,912; aggregate amount beneficially owned 4,843,775 (9% of the class)
  Comment: Percentage calculated based on 53,783,329 shares of Common Stock outstanding following the closing of the private placement of the Issuer's Common Stock on May 14, 2026.
- Acuta Capital Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,538,288; sole dispositive power 0; shared dispositive power 3,538,288; aggregate amount beneficially owned 3,538,288 (6.6% of the class)
  Comment: Percentage calculated based on 53,783,329 shares of Common Stock outstanding following the closing of the private placement of the Issuer's Common Stock on May 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Whitehawk Therapeutics, Inc.
Address of issuer's principal executive offices: 2 HEADQUARTERS PLAZA, EAST BUILDING, 11TH FLOOR, MORRISTOWN, New Jersey (NJ), 07960

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Acuta Capital Partners, LLC, a Delaware limited liability company ("Acuta")

Acuta Capital Fund, LP, a Delaware limited partnership (the "Partnership")

Anupam Dalal

The Partnership is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 255 Shoreline Drive, Suite 515, Redwood City, CA 94065
Present principal occupation or employment: Acuta is an investment adviser to, and the general partner of, the Partnership and Acuta Opportunity Fund, L.P. (collectively, the "Funds"). Mr. Dalal is the manager and control person of Acuta.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Funds used $59,388,056.89 of their working capital to purchase Common Stock, including $32,746,667.74 paid by the Partnership.

For his services as a director, Mr. Dalal has received 1,130 shares of the Issuer's Common Stock and options to acquire 156,733 shares of the Issuer's Common Stock under the Issuer's equity incentive plans.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons are filing this Schedule 13D because Mr. Dalal is on the Issuer's board of directors. The reporting persons acquired the Stock for investment purposes based on their belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Common Stock that they now own or hereafter acquire. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or pledge their interests in the Common Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

Acuta: 4,685,912

Anupam Dalal: 4,843,775

Partnership: 3,538,288

Aggregate percentage of the class of Common Stock beneficially owned by the reporting persons:

Acuta: 8.7%

Anupam Dalal: 9.0%

Partnership: 6.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

Acuta: 0

Anupam Dalal: 157,863

Partnership: 0

(ii) Shared power to vote or to direct the vote:

Acuta: 4,685,912

Anupam Dalal: 4,685,912

Partnership: 3,538,288

(iii) Sole power to dispose or to direct the disposition of:

Acuta: 0

Anupam Dalal: 157,863

Partnership: 0

(iv) Shared power to dispose or to direct the disposition of:

Acuta: 4,685,912

Anupam Dalal: 4,685,912

Partnership: 3,538,288
Transactions in the class effected during the past sixty days: The Funds purchased 1,275,510 shares of the Issuer's Common Stock from the Issuer in a private placement that closed on May 14, 2026, for a purchase price of $3.92. The Partnership purchased 1,002,800 of those shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting persons' responses to Item 6 of the Schedule 13D is hereby supplemented as follows:

Securities Purchase Agreement

On May 12, 2026, the Funds entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement") pursuant to which the Issuer agreed to sell 1,275,510 shares of the Issuer's Common Stock for a purchase price of $3.92. This purchase was part of a larger transaction (the "PIPE Financing") entered into by the Issuer with the Funds and other investors (the "PIPE Investors") pursuant to which the Issuer agreed to sell to the PIPE Investors shares of Common Stock and pre-funded warrants to acquire Common Stock.

At the closing of the PIPE Financing, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the PIPE Investors. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC on or prior to 30 days following the closing of the PIPE Financing. The Issuer will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 60 calendar days following the closing of the PIPE Financing (or within 90 calendar days following the closing of the PIPE Financing if the SEC reviews such registration statement), subject to acceleration under certain circumstances.

The Issuer also agreed, among other things, to indemnify each participating holder, their officers, directors, members, employees, and agents, successors and assigns, and each other person, if any, who controls such participating holder within the meaning of the Securities Act of 1933, under the registration statement against certain losses, claims, damages, liabilities and expenses incident to the Issuer's obligations under the Registration Rights Agreement.

The foregoing summary of the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the forms of Subscription Agreement and Registration Rights Agreement, which are included as Exhibits 99.5 and 99.6, respectively hereto, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 99.2 - Subscription Agreement, dated December 19, 2024, by and between Whitehawk Therapeutics, Inc and each purchaser identified on Exhibit A thereto, attached as Exhibit 10.2 to the Issuer's Form 8-K filed on December 20, 2024, and incorporated herein by reference.

Exhibit 99.3 - Form of Registration Rights Agreement by and among Whitehawk Therapeutics, Inc and the purchasers party thereto, attached as Exhibit 10.3 to the Issuer's Form 8-K filed on December 20, 2024, and incorporated herein by reference.

Exhibit 99.4 - Form of Voting and Support Agreement, dated as of December 19, 2024, by and among KAKEN INVESTMENTS INC., Whitehawk Therapeutics, Inc and the stockholders of Aadin Bioscience, Inc. party thereto, attached as Exhibit 10.1 to the Issuer's Form 8-K filed on December 20, 2024, and incorporated herein by reference.

Exhibit 99.5 - Securities Purchase Agreement, dated May 12, 2026, by and among the Issuer and each purchaser identified on Exhibit A thereto, attached as Exhibit 10.1 to the Issuer's Form 8-K filed on May 13, 2026.

Exhibit 99.5 - Form of Registration Rights Agreement, by and among the Issuer and the purchasers party thereto, attached as Exhibit 10.2 to the Issuer's Form 8-K filed on May 13, 2026.

## Signatures
- ACUTA CAPITAL PARTNERS, LLC: /s/ Scott R. Smith, Chief Operating Officer (05/18/2026)
- ANUPAM DALAL: /s/ Anupam Dalal, Reporting person (05/18/2026)
- Acuta Capital Fund, LP: /s/ Scott R. Smith, Chief Operating Officer of the General Partner, Acuta Capital Partners, LLC (05/18/2026)